UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alphatec Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o LS Power Development, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam M. Turteltaub
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L-5 Healthcare Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,682,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,682,540(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,540(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.39% (2)
14		TYPE OF REPORTING PERSON OO

(1)  Represents 7,936,508 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 6,746,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 43,212,606 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 9, 2018, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,682,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,682,540(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,682,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.39% (2)
14	TYPE OF REPORTING PERSON IN
(1)  Represents 7,936,508 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 6,746,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 43,212,606 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 9, 2018, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

The Schedule 13D filed with the Securities and Exchange Commission on March 16, 2018 (the "Schedule 13D") by (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”), and (ii) Paul Segal, an individual with United States citizenship (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
The Reporting Persons have had ongoing discussions with the Issuer regarding a range of issues, including the business of the Issuer; operations; capital allocation; asset allocation; capitalization; financial condition; liquidity; and overall business strategy.  As a result of such discussions, the Reporting Persons are potentially considering making (or causing an affiliate to make) a proposal to provide capital to the Issuer.  The Reporting Persons are also considering acquiring (or causing an affiliate to acquire) additional shares of the Issuer's Common Stock on the open market during an open trading window or pursuant to a purchase plan. No assurances can be given (i) that any proposal regarding a financing transaction will be made by the Reporting Persons, (ii) regarding the terms and details of any such proposal, (iii) that any proposal made by the Reporting Persons will be accepted by the Issuer, (iv) that a financing transaction will be consummated or (v) that the Reporting Persons will acquire any additional shares of the Issuer’s Common Stock.

The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, sell some or all of the Common Stock on the open market, in privately negotiated transactions, in underwritten offerings or otherwise. The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 7, 2019

L-5 HEALTHCARE PARTNERS, LL
By:	/s/ Paul Segal
	Name:	Paul Segal
	Title:	President

/s/ Paul Segal
Paul Segal